UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38736

WestRock Company

(Exact name of registrant as specified in its charter)

100 Abernathy Road

Atlanta, Georgia 30328

(770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Guarantees of WRKCO Inc.’s 3.750% Senior Notes due 2025

Guarantees of WRKCO Inc.’s 3.375% Senior Notes due 2027

Guarantees of WRKCO Inc.’s 4.000% Senior Notes due 2028

Guarantees of WRKCO Inc.’s 4.650% Senior Notes due 2026

Guarantees of WRKCO Inc.’s 3.900% Senior Notes due 2028

Guarantees of WRKCO Inc.’s 4.900% Senior Notes due 2029

Guarantees of WRKCO Inc.’s 4.200% Senior Notes due 2032

Guarantees of WRKCO Inc.’s 3.000% Senior Notes due 2033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share:	1
Guarantees of WRKCO Inc.’s 3.750% Senior Notes due 2025:	54
Guarantees of WRKCO Inc.’s 3.375% Senior Notes due 2027:	50
Guarantees of WRKCO Inc.’s 4.000% Senior Notes due 2028:	56
Guarantees of WRKCO Inc.’s 4.650% Senior Notes due 2026:	68
Guarantees of WRKCO Inc.’s 3.900% Senior Notes due 2028:	60
Guarantees of WRKCO Inc.’s 4.900% Senior Notes due 2029:	58
Guarantees of WRKCO Inc.’s 4.200% Senior Notes due 2032:	48
Guarantees of WRKCO Inc.’s 3.000% Senior Notes due 2033:	51

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, WestRock Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 18, 2024	By:	/s/ Ken Bowles
	Name:	Ken Bowles
	Title:	Senior Vice President and Assistant Treasurer